

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 27, 2017

Stephen I. Chazen
President and Chief Executive Officer
TPG Pace Energy Holdings Corp.
301 Commerce Street, Suite 3300
Houston, TX 77002

> **Re: TPG Pace Energy Holdings Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 28, 2017**
> **CIK No. 0001698990**

Dear Mr. Chazen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation.

3. Please identity the underwriter(s) in your next submission or filing of the registration statement.

Summary

Our Company, page 1

4.   You disclose on page 1 that the company was formed to enter into a business combination with one or more businesses in energy or energy related industries. Please revise your disclosure to clarify, as you do in the second risk factor on page 40, that you are not limited to a particular industry, and you may seek to complete a business combination with an operating company in any industry or sector.

5.   Please revise to include more prominent disclosure cautioning potential investors against relying on assertions about Mr. Chazen's past performance, particularly during his tenure at another energy company, as indicative of the future performance of TPG Pace Energy Holdings Corp.

6.   Please discuss whether Mr. Chazen has experience with blank check companies.

7.   Please specifically address the other contemplated blank check offering sponsored by TPG. Discuss the conflicts and competition between the two companies and the overlapping management. Discuss whether there are procedures in place to resolve conflicts of interest.

Acquisition Criteria, page 5

8.   Please disclose whether the company may enter into a transaction with a non-U.S. entity, and if so, add a risk factor discussing the challenges associated with ownership and operation of a foreign entity.

Manner of Conducting Redemptions, page 18

9.   We note your disclosure that in the event you seek stockholder approval for a business combination, you will complete your initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. Please disclose how this could increase the likelihood that the proposed business combination would be approved. Also disclose what the quorum requirement would be for such a vote and whether the votes of the initial stockholders will count toward satisfying that requirement.

Risk Factors

If we seek stockholder approval of our initial business combination, our initial stockholders, officers and directors have agreed to vote in favor of such initial business combination, regardless of how our public stockholders vote, page 28

10.   We note your disclosure on page 28 that in the event you submit your initial business combination proposal to a stockholder vote, the sponsor has agreed to vote its shares in favor of this business combination. We also note that a business combination subjected to a stockholder vote requires approval of a majority of the outstanding common shares. Please disclose the number and percentage of the shares offered in your registration statement that would be required to vote in favor of a business combination in order for the business combination to be approved, given that at least ten million shares owned by the sponsor are subject to an agreement to vote in favor of the business combination.

Proposed Business

Our Acquisition Process, page 76

11.   We note your disclosure that each of your officers and directors presently has "additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity." Please discuss in greater detail the nature of these obligations, the type of entities to which your officers or directors owe these fiduciary or contractual obligations, the number of such entities, and whether scenarios could arise whereby business opportunities may be provided to one of the other entities instead of to TPG Pace Energy Holdings Corp.

Stockholders May Not Have the Ability to Approve our Initial Business Combination, page 81

12.   We note your disclosure that there are certain circumstances which, if occurring, may not require you to seek stockholder approval of a future business combination. Please enhance your disclosure to include greater detail about the factors you will consider when determining whether to seek stockholder approval in those instances where you would not be statutorily required to do so. Explain, for example, how the timing of a proposed transaction would weigh for or against seeking stockholder approval.

You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications